Christian O. Nagler, P.C. To Call Writer Directly: +1 212 446 4660 christian.nagler@kirkland.com	601 Lexington Avenue New York, NY 10022 United States +1 212 446 4800 www.kirkland.com	Facsimile: +1 212 446 4900

October 18, 2024

VIA EDGAR

Ms. Kate Tillan

Mr. Mark Brunhofer

Ms. Sonia Bednarowski

Mr. J. Nolan McWilliams

Office of Office of Crypto Assets

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Webull Corporation (CIK No. 0001866364)

Response to the Staff’s Comments on Amendment No. 4 to Draft Registration
Statement on Form F-4 Confidentially Submitted August 28, 2024

Dear Ms. Tillan, Mr. Brunhofer. Ms. Bednarowski and Mr. McWilliams:

On behalf of our client, Webull Corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 18, 2024 on the Company’s amendment No. 4 to draft registration statement on Form F-4 confidentially submitted on August 28, 2024 (the “Draft Registration Statement”). The responses herein are based on representations from the Company and, with respect to comment 1 below, from its discussions with Apex Clearing Corporation (“Apex”). The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

The Company wishes to remind the Staff that comment 1 below concerns a product that the Company does not yet offer, and it likely will be a considerable period of time, if ever, before fractional bonds are a significant part of the Company’s business. While the Company recognizes the concerns of the Commission expressed in comment 1, it believes that the resolution of such concerns—regardless of the manner in which they are resolved—are not material to the Company’s business and thus not material to the investors for whom the Draft Registration Statement is being prepared.

Amendment No. 4 Draft Registration Statement on Form F-4

General

1.	Refer to your response to comment 1 in our letter dated July 25, 2024. Please provide additional detail supporting your analysis of whether the offer and sale of the fractional bonds through the fractional bond trading program represents the offer and sale of a separate or new security. In your response, address the following:

(a) Tell us whether you have determined a potential launch date for the program.

The Company respectfully advises the Staff that it intends to commence the fractional bond trading program by December 1, 2024, provided the Company is comfortable that commencing such program will not violate any rules or regulations, including those of the Commission. The Company notes that others within the industry have already begun offering fractional bonds to retail customers and believes its customer base is also interested in investing in bonds in more accessible amounts that are facilitated by a fractional bond trading program.

Austin  Bay  Area  Beijing  Boston  Brussels  Chicago  Dallas  Hong Kong  Houston  London  Los Angeles  Miami  Munich  Paris  Riyadh  Salt Lake City  Shanghai  Washington, D.C.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 2

(b) Explain to us the consequences and risks to you and your customers if Apex were to stop offering the program. In responding to this comment, explain whether there are unique liquidity risks associated with fractional bonds, such as whether investors will be reliant on the administrating firms such that if one were to go out of business investors would not have other means to sell fractional bonds they hold.

The Company respectfully advises the Staff that it believes if Apex were to stop offering the program, or Moment Markets LLC (“Moment”) ceased to act as a liquidity provider to the program, Apex would provide for an orderly wind-down of the program, such as by ceasing to allow new purchases while continuing to support liquidations until all bonds in the program matured. In the worst case, it would seem that Apex could require that all positions constituting a fractional interest in a bond be liquidated (similar to mandatory liquidations of fractional share positions in the event of a brokerage account transfer). In such case, all fractional interests in a bond could be reconstituted as whole bonds in Apex’s accounts, allowing Apex to sell the whole bonds and provide customers the cash proceeds in respect of all of their fractional positions in a bond at the prevailing market price.

The Company further advises the Staff that it does not believe fractional bonds involve unique liquidity risks. First, only highly liquid bonds that regularly trade in small increments will be offered through the program as “Eligible Bonds.” The presence of a highly liquid market for small increments of a particular Eligible Bond mitigates illiquidity concerns. Additionally, the Company understands that Moment, a FINRA member and a SEC-registered broker-dealer, has committed to Apex that it will repurchase any fractional bond sold to a Webull customer.

If Apex were to go out of business, the Company would expect the ordinary wind-down process set forth under the Securities Investor Protection Act (“SIPA”) to govern in which, generally, a court-appointed trustee would take control of Apex’s assets with an aim toward returning customer securities to their accounts as soon as possible by either transferring such securities to a solvent brokerage firm or liquidating them to distribute cash to customers—all under the supervision of Securities Investor Protection Corporation (“SIPC”). Consistent with Rule 15c3-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), Apex is required (as is every broker-dealer subject to the rule) to segregate customer assets—such as the fractional bond positions of Webull customers and all other securities held for the benefit of Apex’s customers—from Apex’s own proprietary assets. Accordingly, all fractional interests in bonds should be preserved in customer accounts that could be assumed by another broker-dealer or, in the worst case, liquidated with the attendant proceeds provided to Webull customers in respect of their fractional interests. The Company also notes that SIPC provides insurance protecting up to $500,000 of a customer’s securities and $200,000 of a customer’s cash, which would be available consistent with SIPA and SIPC rules in the unlikely event that Apex had violated its obligations under Rule 15c3-3 and somehow “lost” its customers’ securities. The Company sees no reason why fractional interests in bonds would be different than other customer positions in securities in a wind-down scenario for Apex with the worst outcome being that customers receive cash in lieu of their securities positions (whether fractional or whole).

(c) Explain to us the consequences and risks to you if it were determined that the fractional bonds offered though the program were themselves securities, separate from the bonds themselves.

The Company respectfully advises the Staff that if it were determined that fractional bonds offered through the program were themselves securities, separate from the bonds themselves, the Company would end the program in order to ensure compliance with applicable laws and regulations. In order to terminate the program, the Company would work with Apex to liquidate the holdings of customers participating in the program and distribute the cash from such process back to the customers according to their proportional interests in the bonds.

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At the same time, if such determination were to be made, the Company would also have to examine whether the fractional shares it offers to customers were themselves also securities. In doing so, it would have to consider whether the reasoning leading to the conclusion that fractional bonds are themselves securities would be applicable to fractional shares, or if there was a meaningful distinction between fractional bonds and fractional shares that would allow the Company to continue offering fractional shares. If the Company were forced to cease offering both fractional bonds and fractional shares, it would be at a significant competitive disadvantage to its competitors if they were to continue offering such products. If all broker-dealers were to cease offering fractional bonds and fractional shares, it could have a material adverse impact on the retail brokerage industry as retail investors would lose access to the securities of companies whose shares are priced above what they can afford and the fixed income market generally.

(d) Given the role of Apex in the operation of the program, explain why its efforts are not the significant ones upon which investors are relying, and those efforts continue throughout the lifecycle of a particular fractional bond purchase. We note that: Apex designed, developed, implemented and operates the entire program; Apex facilitates liquidity for the program by enlisting liquidity providers; Apex selects the liquidity providers and there appears to be only one liquidity provider at this time; Apex selects the bonds that are eligible for the program through consultation with the liquidity providers; and Apex stands ready to assume or otherwise allocate to another liquidity provider a liquidity provider’s positions in the event the liquidity provider goes out of business or otherwise is no longer able to participate in the program. As such, it appears that the entire program is dependent on the efforts of Apex; that such efforts are not ministerial in nature; and that Apex has created an instrument that otherwise would not exist and for which investors otherwise would not be able to realize any investment outcome but for the efforts of Apex.

The Company understands that the program through which investors can purchase Eligible Bonds in dollar increments less than are ordinarily traded in the fixed income markets is a very small part of the overall business of Apex.

The Company further understands that Apex commenced the program only after discussing the program with the Financial Industry Regulatory Authority, Inc. (“FINRA”). The Company understands that FINRA determined that the program does not constitute a material change in Apex’s business operations for purposes of FINRA Rule 1017.

Indentures governing bonds typically only set forth the aggregate principal amount of the bonds being offered, the interest rate, and the maturity date without specifying a specific quantity or number of issued bonds. The Company believes that trading in most debt securities is based on “principal amount” of a debt issuance rather than a unit quantity of a bond.

Trade confirmations under Rule 10b-10 under the Exchange Act allow for disclosure of the “number of shares or units (or principal amount)” of a purchased security.1 Bond transactions are generally expressed in terms of a principal amount (with a bond’s price moving inverse to its yield) rather than as a fixed quantity or unit (such as for equities which trade at a price per share). As all bond investments are simply principal amounts of the same underlying bond, the Company does not believe that there is any reason to think that variations in these principal investment amounts should be viewed as separate securities from the underlying bond of which they are a part.2

The terms “fractional bond” or “fractional interest in a bond” are useful in explaining the program’s offering to investors who may be familiar with the concept of fractional shares in equities. Purchases of fractions of an equity security have become widely available in recent years. The Company believes investors may be interested in having similar capabilities to purchase fractional interests with respect to debt securities. References to a “fractional bond,” “fractional bond interest,” or “fractional interest in a bond” are simply transactions in bonds in dollar increments. References to a “whole bond” are to a bond interest in the standard minimum trading increment generally available in today’s markets (i.e., $1,000).

[1]	17 CFR 240.10b-10(a)(1). See also e.g., Municipal Securities Rule Making Board, Understanding Your Confirmation, at 2 (providing an example of a confirm for a municipal security expressed in terms of “principal amount” rather than any unit quantity).
[2]	The Depository Trust Company (“DTC”) specifies that any debt issuance may have a single security certificate for an aggregate principal amount of $500 million. In the case of any issuance for which the aggregate principal amount of any maturity exceeds $500 million, an additional certificate is issued for any additional principal amount. See DTC, Operational Arrangements at 11. https://www.dtcc.com/~/media/files/downloads/legal/issue-eligibility/eligibility/operational-arrangements.pdf.

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Fractional bonds do not represent investment contracts under the Howey test. To be an “investment contract,” an instrument must satisfy the Howey test which requires that one invest money in a common enterprise with the expectation of profits solely from the efforts of the promotor or a third party.3 Fractional bonds simply do not meet the prongs of common enterprise with the expectation of a profit solely from the efforts of a promoter or third party.

Should the Company launch the program, investors would make an investment in the fractional bond, but such investments would not be in a “common enterprise.” Specifically, such investors would not pool their investments together or act in concert. The activities of Apex would have no bearing on the investment outcome which would be based solely on the terms and performance of the underlying bond.

The fourth prong of the Howey test would also not be met because the profits of any investment in a fractional interest of a bond would not arise from the efforts of Apex. All profits arise from the value of the bond or distributions thereunder, of which the customer simply owns a more granular interest than the standard trading increment, not from the efforts of Apex which would only provide customary broker-dealer services under the program and would not provide advisory or management services with respect to any fractional interests of such bonds. Apex would have the limited role of routing orders for fractional bonds to a market for the bonds and allocating ownership interests of principal amounts among the different customer accounts for which Apex serves as the carrying broker.

None of the indicia noted in the Staff’s comment indicate a level of activity above and beyond that which Apex provides for all other securities in which it supports trading. Apex’s facilitation of liquidity for the program by enlisting liquidity providers would be the same as what broker-dealers do for all securities transactions—i.e., find sources of liquidity to fill customers’ orders by establishing relationships with other broker-dealers (particularly in fixed income trading) or other trading centers, such as national securities exchanges or alternative trading systems. In all cases, a broker-dealer has responsibility for selecting the sources of liquidity to fill a customer order consistent with its duty of best execution. The Company believes the selection of Eligible Bonds is no different than any broker-dealer selecting the securities that it may make available to its customers, whether for specific program offerings or in general—e.g., a broker-dealer may choose not to support trading of options contracts, OTC equity securities or certain mutual funds. Apex’s willingness to assume or otherwise allocate to another liquidity provider a liquidity provider’s positions in the event a liquidity provider goes out of business or is otherwise no longer able to participate in the program is precisely what the Company expects Apex to do in the event that any liquidity source for any security that Apex supports goes out of business.

Apex Is Not Creating an Instrument

Apex is simply facilitating the allocation of ownership of an Eligible Bond in principal amounts less than ordinarily traded in the fixed income markets. Apex has not created an instrument that does not otherwise exist. The Company understands that Apex is merely offering the ability for customers to own a smaller dollar quantity (i.e., principal amount) of an existing fixed income security that is determined to be eligible under the program. The overwhelming majority of all customer ownership positions in equities and fixed income exists solely on the books and records of either the introducing broker or the carrying broker-dealer via the indirect holding system governed by Article 8 of the Uniform Commercial Code (“UCC”), including all Eligible Bonds.

Investors Would Still Be Able to Realize an “Investment Outcome” on These Fixed-Income Securities Without the Efforts and Involvement of Apex

The Company does not agree that investors would not be able to realize an investment outcome but for the program and Apex’s role therein. Absent the program, investors could—as they have always been able to—realize the same investment outcome by holding a whole bond position in the Eligible Bond.

Apex’s offering of the fractional bond program simply permits investors the opportunity to more finely tune their pursuit of this investment outcome by acquiring the same securities in a more granular principal dollar amount relative to the standard trading increment. In every case of an investment in a bond (whether an account is carried by Apex or another broker-dealer), it is the principal amount that an investor owns that determines the amount to be paid to them at maturity and the amount of each interest payment they receive until maturity.

[3]	SEC v. W.J. Howey Co., 328 U.S. 293 (1946).

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The Gary Plastic Case Is Distinguishable from the Present Matter

A fractional interest in a bond is not a separate security based on the Gary Plastic case for several reasons:

●	Merrill Lynch Offered “Specially-Made” CD Products—The certificates of deposit (“CDs”) marketed and sold by Merrill Lynch were “specially made” by the issuing banks for Merrill to market and sell to customers.[4] The court noted that Merrill’s executive vice president “characterized the CD created and sold through the CD program as wholly different from an ordinary certificate of deposit.”[5]

Here, a fractional interest in a bond is no different than a whole bond interest, other than the principal dollar amount in which it is held. In fact, any interest in a bond is a part of the whole bond issuance and indistinguishable therefrom.

●	Interest Rates—The CD products offered by Merrill Lynch in Gary Plastic differed from the interest rates for CDs ordinarily issued by the issuing banks, which is one reason why the court found the CDs were “wholly different” from other CDs from the issuing banks.[6]

Here, there are no different interest rates provided to fractional interests in a bond. Rather, fractional interests in a whole bond receive the same interest rate as a whole bond interest because they are both ownership interests of the same bond.

●	Guaranteed Secondary Market—The Gary Plastic court found that the investors’ expectations of profits relied on the efforts of Merrill because, among other things, Merrill guaranteed a secondary market for the specially created CDs.

The secondary markets in the case of the program differ significantly from the secondary market created by Merrill Lynch for the CDs. In the Gary Plastic case, there would be no secondary market outside of Merrill Lynch for the CDs because the CDs were specially created for Merrill Lynch’s CD program and carried different (inferior) interest rates from similar CDs sold by the issuing banks.

With respect to fractional interests in a bond, the secondary market is the broader bond market itself. Any fractional interest need only be paired with the remaining fraction(s) to reconstitute a whole bond that can then be bought or sold in the secondary market for the bond. For example, if a customer buys $500 of bond XYZ when it is generally trading at $1,000, Moment holds the other $500. Moment agrees to subsequently buy the $500 of principal interest back from the customer because buying the other half allows Moment to sell the bond back to the market. In contrast, there is no broader market in which the CDs that Merrill Lynch offered could be sold given that they were bespoke to Merrill Lynch’s CD program.

●	The Gary Plastic Court Did Not Find the CDs Were a “Separate” Security—The court in Gary Plastic ruled on the question of whether non-securities (i.e., CDs) constituted securities, not on whether a portion of a security constitutes a separate security. If the Gary Plastic court had concluded that the CDs were not a security, the plaintiffs would have had no recourse under the federal securities laws. In contrast, there is no dispute here that fractional interests in a bond are a security, just as fractional interests in an equity are also a security, and that all of the protections of the federal securities remain applicable.

Fractional interests in equities have not been treated as separate securities by the marketplace, and transactions in fractional interests in equities have not been registered with the Commission as separate securities. Requiring registration of fractional interests in equities would overturn decades of established precedent and practice, very likely causing significant market disruption.

[4]	Gary Plastic, 756 F.2d 234 (“The banks specially create these CDs for Money Markets and Merrill Lynch markets them to its customers.”).
[5]	Id.
[6]	Id. at 240 (“Pursuant to defendants’ scheme, the banks create new CDs that carry interest rates lower than those they pay their direct customers.”).

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In particular, every broker-dealer that offers for trading or supports customers owning fractional shares in equities (i.e., virtually all broker-dealers with a customer business) would have been facilitating trading in separate, unregistered securities. Virtually all equity market fractional share programs offered by broker-dealers (or dividend reinvestment programs that reliably result in fractional shares) share the same characteristics as the Company’s fractional bond program, which include the operating broker-dealer:

●	Designing and operating the program;

●	Determining which securities are eligible to participate;[7] and

●	Providing liquidity directly or selecting and enlisting liquidity providers (in most cases, there is a single-dedicated liquidity provider, which is often the carrying broker-dealer, to facilitate fractional share liquidations).[8]

An introducing or carrying broker-dealer must assume the role of the liquidity provider if the designated liquidity provider discontinues its services for some reason—absent doing so, all fractional interests in equities would be stuck in a customer’s account because such interests could not be sold as a fraction in the market, and such interests cannot currently be transferred because the National Securities Clearing Corporation’s (“NSCC”) Automated Customer Account Transfer Service (“ACATS”)9 system does not have functionality to support transfers of fractional interests in securities. Thus, it is a result of the functioning of the current market structure that dictates the functions of broker-dealers to support fractional share interests—which functions are the same as those Apex would perform for fractional interests in bonds.

A Conclusion That Fractional Interests are Separate Securities Creates Odd Results Which Lack Conceptual Coherence and Harm Retail Investors

If a fractional interest in a security is a separate security, then presumably each fractional interest in a security is itself a wholly separate security—e.g., if a customer buys 0.25 of security XYZ in four separate transactions, this would result in four separate securities of 0.25. However, that investor now owns the whole security. The better view—universally understood and accepted in the context of fractional shares in equities for decades—is that securities can be more granularly allocated on the books and records of the carrying broker-dealer than the increments in which such securities trade. In all cases, there will be a whole bond interest in Apex’s DTC account representing all fractional interests between and among customers and/or Moment.

In addition, fractional interests provide investment opportunities for retail investors in particular. Fractional share purchases are widely available in equities—a riskier asset class than fixed income products. Given that a publicly-traded corporate bond is a less risky asset than an equity security from the same issuer, retail investors would benefit from the opportunity to invest in smaller, more financially accessible quantities of a fixed income product. Taking the position that a fractional interest in a bond is a separate security would severely impede, if not eliminate entirely, the ability for retail investors to buy bonds in lower dollar quantities, which does not further the protection of investors or the public interest.

(e) Provide us a materially complete comparison of the legal rights and recourse of a holder of a fractional bond versus a holder of a whole bond, including the legal remedies that a holder of a fractional bond has versus a holder of a whole bond, including under the Indenture.

Please see the response below to 1(i) regarding fractional bond holder rights under the indenture and the Trust Indenture Act of 1939. As explained in the response below to 1(i), all holders of all DTC-eligible securities (equities, fractional interests in equities, bonds, fractional bonds) have identical “security entitlements” based on their ownership interests as reflected on the books and records of their introducing/carrying broker-dealer.

[7]

See Fidelity Account Agreement at 10 (describing eligibility criteria for securities to participate in dividend reinvestment) and at 11 (“You can generally trade exchange-listed National Market System (‘NMS’) stocks using the Fractional Trading functionality. However, certain NMS stocks may not be made available for Fractional Trading, and Fidelity reserves the right to modify the list of eligible NMS stocks at any time without notice to you.”); Edward Jones Account agreement at 7 (“Only certain securities, as determined by Edward Jones, are eligible for participation [in Systematic Transactions, such as dividend reinvestment].”). https://www.edwardjones.com/sites/default/files/acquiadam/2023-03/account-agreement-and-other-disclosures.pdf

[8]	Because a fractional interest in a security cannot currently be sold in the market, it must be made whole before being sold. As previously described, this is done by pairing the fraction with principal interest from the carrying broker or another client of the clearing broker to allow for the fraction to be made whole and sold to the market. See e.g., Fidelity Brokerage Services Account Agreement at 11 (“Orders [for fractional shares] received in good form by FBS will be accepted and transmitted to NFS for execution. . . . Any fractional share interest in the whole share not allocated to your account may be allocated to other customers or to NFS as principal.”) https://www.fidelity.com/bin-public/060_www_fidelity_com/documents/brokerage-account-customer-agreement.pdf.
[9]	ACATS is a system that automates and standardizes procedures for the transfer of assets in a customer account from one brokerage firm and/or bank to another.

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As all interests in publicly-traded bonds (both whole and fractional) are securities entitlements held through the indirect holding system on behalf of the “entitlement holders” (i.e., the beneficial owners), such entitlement holder’s rights in the security entitlement are governed by Article 8 of the UCC. Section 8-302(a) of the UCC generally provides that the “purchaser of a certificated or uncertificated security acquires all rights in the security that the transferor had or had power to transfer.” Section 8-302(c) of the UCC provides that a purchaser of a limited interest acquires rights only to the extent of the interest purchased. Thus, in a purchase of a fractional interest in a bond, the purchaser acquires all rights in the security to the extent of the interest purchased. As whole and fractional interest holders own the same rights (a security entitlement is a bundle of property rights) in the same form (i.e., a security entitlement), the Company sees no reason why a holder of a fractional interest in a security would have different rights or legal remedies available to them relative to a holder of a whole interest in the same security.

The Company is also not aware of any case law indicating that the holder of only a fractional interest in a security has different legal rights (including the right to bring a derivative lawsuit)10 as a holder of a whole interest in the same security, nor is the Company aware of any Commission or other regulatory guidance suggesting that there would be different legal remedies as between a holder of a whole bond interest versus a fractional interest. Therefore, there is no rational basis for treating such holders differently.

As described above, there are certain limited situations in which the rights of a holder of a fractional bond, for pragmatic reasons, cannot be exercised in the same manner as the holder of a whole bond, such as in the context of exercising voting rights and the ability to effectuate ACATS account transfers of their fractional positions. These situations are disclosed and agreed to by customers, consistent with the UCC, and are identical to the same limitations that exist today for fractional interests in equities.

To the extent the Staff is contemplating any specific instances where there are concerns that a fractional bond holder’s legal rights, recourse, or remedies might differ as compared to those of a whole bond holder, and where such concerns are not addressed by this response, the Company is happy to consider the facts involved in these individual scenarios and provide a more targeted response to this request, as applicable.

(f) Provide additional detail of the mechanics and lifecycle of a fractional bond trade, including coupon payments and other communications from the issuer.

Customer orders will be self-directed by the individual customer through the Webull app. Webull will then route the order to Apex; neither Webull nor Apex will recommend Eligible Bonds to individual customers; and Apex has informed the Company that it does not believe Moment will recommend Eligible Bonds to individual customers.

The Company understands that Moment maintains a proprietary account with Apex where Moment will take proprietary positions in whole bonds. When Webull presents Apex with a customer order to buy a fractional amount of an Eligible Bond, Apex will route that order to Moment for execution. Apex expects that Moment will then execute such customer orders by purchasing whole bond quantities in the market for its own proprietary account in a principal capacity.11 Apex will then, on a riskless principal basis, purchase from Moment the fractional quantity arising from the customer order and sell that fraction to Webull to fill the individual customer’s buy order. On Apex’s books and records, the whole bond quantity will be split between Moment’s proprietary account and Webull.

[10]	The Company is not aware of any case law, Commission or other regulatory guidance prohibiting a holder of a fractional interest in a security’s ability to litigate.
[11]	Where Moment already has an existing position of an Eligible Bond in inventory, the Company understands that Moment may not need to purchase an additional whole bond from the market and may sell just the fractional interest to Apex, which would in turn sell to the customer through the same process described here.

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When Webull presents Apex with a customer order to sell a fractional position in an Eligible Bond, Apex will purchase from Webull the fractional quantity arising from the customer order and then sell that fraction to Moment who, as noted, has agreed to purchase fractional interests. The transaction will be effected by Apex transferring the fractional bond interest from Webull’s account at Apex to Moment’s proprietary account at Apex (since, as noted above, Moment is a client that clears with Apex). Apex will then remit the proceeds from the sale to Webull’s account, and Webull will then credit the amount of the proceeds to the account of the individual customer.

As the clearing firm to both Moment and Webull, Apex would effect the purchase or sale of fractional bonds by transfer of the fractional bonds between Webull’s account and Moment’s proprietary account by book entry. Any fractional bond position would only be recorded to Webull in book entry form—Apex would at all times remain the record owner of the whole bond positions through its DTC participant account (i.e., on DTC’s books and records).

Upon the receipt of a distribution (e.g., an interest payment) on an Eligible Bond, Apex would receive the interest payment and divide the interest payment pro rata among Webull and any other introducing broker-dealers and/or Moment, as applicable, based on their respective ownership positions (or those of their customers, in the case of introducing brokers). Webull and any other introducing broker whose customers have a fractional interest in the Eligible Bond, each of whom maintains the individual fractional positions of each individual customer on books and records, would in turn credit the account of those customers with the distribution.

In the event of a corporate action, Apex would pass along any materials from the issuer to Webull and/or Moment as applicable. As noted above, the votes of all fractional bond positions would be aggregated to form whole bond positions and voted accordingly. This could, however, result in a fractional bond position not being voted to the extent that a fractional bond interest cannot be aggregated with other fractional bond interests to form a whole bond. This is identical to what occurs with fractional interests in equities and is disclosed to customers.

(g) Explain how the principal and interest will be distributed to fractional bond holders.

Fractional bondholders will receive any interest and principal payments that are equal to or greater than $0.01 per Eligible Bond, in cash, in proportion to their ownership of an Eligible Bond. For example, assume a whole bond XYZ costs $1,000 and has a fixed 5% coupon rate payable every six months that matures in five years. A whole bond owner would thus receive $50 every six months and, at maturity, receive $1,000 as principal. A customer who purchases 0.5 of bond XYZ would receive $25 every six months in coupon payments and $500 at maturity. If an amount of interest or principal is smaller than $0.01, then it will be retained by Apex. Apex rounds any interest payment amount up to the nearest cent at $0.005 or greater. For example, a fractional bondholder will be paid $0.38 in interest if the interest calculation is $0.380655 or $0.39 in interest if the interest calculation is $0.38679.

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As noted in the response above to 1(f), upon the receipt of a principal or interest distribution on an Eligible Bond, Apex would receive the distribution and divide it pro rata among Webull and any other introducing broker-dealers and/or Moment, as applicable, based on their respective ownership positions (or those of their customers, in the case of introducing brokers). Webull and any other introducing broker whose customers have a fractional interest in the Eligible Bond, each of whom maintains the individual fractional positions of each individual customer on books and records, would in turn credit the account of those customers with the distribution.

(h) Address whether fractional bond holders will have the same or different rights as holders of whole bonds, including with respect to discretionary or voluntary action and voting rights.

The Company respectfully advises the Staff that, as noted in response above to 1(e), ownership of a fractional interest in a bond is the same in all material respects as that of a whole bond holder. However, the Company notes that fractional bondholders may not be able to participate in a discretionary or voluntary action to the extent that a fractional bond position is unable to be aggregated into a whole bond position, similar to fractional shares of equities. However, the program is designed to convey voting rights in respect of fractional bond interests to the greatest extent possible.

The reason for this difference is purely pragmatic and only arises to the extent that the tabulation of votes is unable to process votes for principal interest less than the standard trading increment. Unlike in equities, where many issuers espouse one share—one vote, leaving open the question of whether less than one share is entitled to vote, voting in connection with fixed income is driven by the amount of principal owned by an investor.

(i) Explain the implications of fractional bonds under the indenture, including the impact of holding fractional bonds on the application of the Trust Indenture Act of 1939.

As a threshold matter, the Company’s understanding of the Staff’s comment appears to only relate to a holder of a fractional interest in a bond that is less than at least one whole bond. For example, if a customer owns a principal amount of $1,200 of a bond (or, as another example $3,700) of a bond trading at $1,000, the Company assumes that there would be no dispute that such a customer—having at least one whole bond—would be appropriately considered a “holder” or “bondholder” for purposes of the Trust Indenture Act of 1939 (“TIA”). Accordingly, the Staff appears to be interested in understanding whether or not a holder of less than one whole bond (e.g., $500 of a bond that is trading at $1,000) would be considered to be a “holder” or “bondholder” for purposes of the TIA.

Fractional Bondholders Are Bondholders for Purposes of the TIA and Indentures

The Company sees no reason why a holder of a fractional interest in a bond would not be considered a bondholder for purpose of the TIA and an indenture because such holder would have a “security entitlement” in the bond—which is precisely the same security entitlement as a holder of a full bond. The record owner of the overwhelming majority of publicly-traded securities is DTC’s nominee, Cede & Co.12 It is only through the indirect holding system governed by Article 8 of the UCC that ownership interests in securities are conveyed to investors.

In the indirect holding system for securities, a person need not have title to a security on the books and records of an issuer or physical possession of a certificate in order to have the rights that accompany ownership of the security. Rather, these rights are essentially reproduced by allowing individual security holders to acquire “security entitlements” to securities carried by a “securities intermediary”13 and credited to a “securities account.”

[12]	See e.g., Tesla, Inc., Indenture as of August 18, 2017, at Section 2.03 (describing DTC as the depository) and at Section 2.3(e) (detailing the legend on the securities, which notes Cede & Co. as the registered owner of the securities), https://www.sec.gov/Archives/edgar/data/1318605/000156459017017989/tsla-ex41_7.htm.
[13]	See UCC 8-102(a)(14) (defining a “securities intermediary” as “(i) a clearing corporation; or (ii) a person, including a bank or broker, that in the ordinary course of its business maintains securities accounts for others and is acting in that capacity”).

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 10

If a security or other financial asset is held in a securities account maintained by a securities intermediary for its customer, the right to such financial asset would be the right of an “entitlement holder”14 to a “security entitlement”15 maintained by the securities intermediary. If a person acquires a security entitlement pursuant to Section 8-501 of the UCC, the person acquires an interest in a security. Under Section 8-501, a person acquires a security entitlement if a securities intermediary: “(1) indicates by book entry that a financial asset has been credited to the person’s securities account; (2) receives a financial asset from the person or acquires a financial asset for the person and, in either case, accepts it for credit to the person’s securities account; or (3) becomes obligated under other law, regulation, or rule to credit a financial asset to the person’s securities account.” (emphasis added).

In the case of a holder of a fractional interest in a bond, Apex, in its capacity as a securities intermediary, indicates by book entry the ownership of a principal amount of a whole bond in an amount less than is currently traded in today’s markets and correspondingly credits the remaining principal amount to other customers holding a fractional interest or to the proprietary account of Moment. This is, again, precisely the same manner in which any whole bondholder (as well as any fractional equity interest or whole equity interest) is granted a security entitlement—i.e., on the books and records of a securities intermediary. Both a holder of a fractional interest in a bond and a whole interest in a bond receives rights in a bond in proportion to the amount of their interest.

Given that a whole bond holder and a holder of a fractional interest in a bond have identical rights within the indirect holding system, there is no reason why such two holders would be treated differently. And, as explained at the outset of this letter, given that a bond is typically issued as simply a principal amount with a given coupon rate and maturity date without any fixed quantity or units of a bond, the concept of a fractional interest in a bond does not really exist in the first place.

There Appears to Be No Difference in Treatment of a Holder of a Fractional Interest under the TIA or in Trust Indentures

In addition, there is no distinction provided in the TIA between a holder of a fractional interest in a bond versus a holder of a full bond. There are also no provisions in the TIA which prohibit or otherwise limit fractional interests in a whole bond. Under the TIA, Sections 311, 312, 313, 315 and 316 set forth obligations of an indenture trustee. All of these provisions are phrased as obligations to a “security holder” or “creditor.” None of these provisions are conditioned upon holding a full bond interest, nor do any of the definitions set forth in Section 303. Section 323 of the TIA provides for a private right of action for misleading statements that is available to any person, who, in reliance on the misleading statement, bought or sold a security issued under the indenture.

Trust indentures generally provide that the trustee shall authenticate and deliver one or more “Global Securities” with respect to each series of securities issued under the indenture that (i) issued under the indenture represents an aggregate amount equal to the aggregate principal amount of the initially issued securities of such series, (ii) is registered in the name of the DTC or the nominee of the DTC (i.e., Cede and Co.), (iii) shall be delivered by the trustee to DTC or pursuant to DTC’s instruction, (iv) shall bear certain legends.16 The legend for such Global Securities typically specifies that the Global Security is registered in the name of DTC (or its nominee) and limits the transferability of the Global Security away from DTC. It is through this process that bonds are brought within the indirect holding system for securities governed by Article 8 of the UCC and through which securities entitlements—whether in whole or fractional amounts or both—are provided by securities intermediaries.

[14]	An “entitlement holder” is defined in UCC Section 8-102(a)(7) as “a person identified in the records of a securities intermediary as the person having a security entitlement against the securities intermediary.”
[15]	A “security entitlement” is defined in UCC Section 8-102(a)(17) as “the rights and property interest of an entitlement holder with respect to a financial asset specified in Part 5 [of Article 8 of the UCC].”
[16]	See e.g., Tesla, Inc., Indenture as of August 18, 2017, supra n.12, at Sec. 2.3.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 11

In addition, there does not appear to be any clear incentives as to why any bond issuer would proactively seek to treat holders of a principal amount of a bond in less than the normal trading quantity differently than those with a principal amount acquired in normal trading quantities.

(j) Provide us your analysis regarding FINRA Rule 5310 (Best Execution and Interpositioning) for orders routed to Moment. Describe how Apex will comply with FINRA Rule 5310(a)(2) and Supplementary Material .01, .03, .04, and .06.

As has been explained to the Company by Apex, Apex executes all customer transactions, including for fractional interests in bonds, consistent with its duty of best execution and FINRA Rule 5310 and guidance thereunder. This includes a regular and rigorous review of execution quality consistent with FINRA Rule 5310.09 and related guidance.

Apex’s fixed income router operates in a manner that consumes available prices from multiple unique sources of liquidity, including both alternative trading systems (“ATSs”) and direct to dealer platforms, and routes individual bond orders that are marketable to the best price available to Apex at the time of order entry. Orders for a fractional interest in a bond are routed to Moment (as Moment is currently the only dealer supporting orders for fractional amounts of which Apex is aware) and any whole bond quantity is routed to the best available market until the order is filled.

Interpositioning (FINRA Rule 5310(a)(2))

The Staff asks for an analysis regarding FINRA Rule 5310(a)(2), relating to interpositioning. As a threshold matter, interjecting a third-party in between Apex and the best market for a security in a transaction with a customer is only prohibited to the extent that doing so is inconsistent with FINRA Rule 5310(a)(1), such as where doing so does not result in a price that is as favorable as possible under prevailing market conditions.17 Without this critical caveat, every broker-dealer handling a customer order would be required to go directly to the best market for a security without the use of any intermediate broker-dealer. This cannot be the case, as the text of FINRA Rule 5310(a)(1) and (2) (“any transaction for or with a customer or a customer of another broker-dealer”), as well as Supplementary Material .04 and .09(c), all reflect the critical and common role introducing brokers play in directing their customer orders to executing brokers to attain the most favorable prices.

Second, Moment is more appropriately viewed as a market for a customer’s order for a fractional interest in a bond and, as described above, Moment is the best market for such customer orders because no other broker-dealer of which Apex is currently aware is willing or set-up to facilitate orders for fractional interests in bonds, and Apex is not aware of any other available market in which it may execute its customers’ fractional orders in fixed income securities. Apex nevertheless reviews executions received from Moment for orders for a fractional interest in a bond consistent with its duty of best execution. To the extent a new liquidity source for fractional interests in bonds arises in the future, Apex would consider that liquidity source consistent with its duty of best execution to determine whether Moment remains the best market for such orders or if Apex should route such orders elsewhere.

The Commission has stated that interpositioning occurs where “a broker-dealer places a third party between itself and the best market for executing a customer trade in a manner that results in a customer not receiving the best available market price” and that interpositioning “can violate the broker-dealer’s duty of best execution when it results in unnecessary transaction costs at the expense of the customer.”18 Apex is not putting Moment between itself and the best market for an Eligible Bond—rather, by acting as the market maker for the fractional interest in the Eligible Bond, Moment is the market for the fractional interest. Moreover, Moment will be executing all customer fractional buy/sell interest against its proprietary account—not by routing such orders to another market.

[17]	See FINRA Rule 5310(a)(2) (“In any transaction for or with a customer or a customer of another broker-dealer, no member or person associated with a member shall interject a third party between the member and the best market for the subject security in a manner inconsistent with paragraph (a)(1) of this Rule.”).
[18]	See Exchange Act Release No. 96496, 88 FR 5440, 5443 (Jan. 27, 2023) (“Reg Best Ex Release”).

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 12

Additionally, because Moment’s inventory is continuously marked-to-market at the time of the transactions for fractional interests in a bond, the resulting transaction price to the customer will be at the prevailing market price. This fact, of course, does not obviate the need for Apex to, among other things, regularly and rigorously review the execution quality of its customer transactions for fractional interests in bonds, which Apex does consistent with its duty of best execution. However, it does further distinguish Moment’s activity from previous cases related to interpositioning, which have typically involved interposing an additional broker-dealer between the handling firm and the best market to increase the cost to the customer while sharing in the additional commissions that result or otherwise not providing executions at the best available market prices.19

Third, trading in corporate bonds necessarily requires seeking liquidity through dealers given the nature of trading in the fixed income markets. As the Commission and FINRA have expressly acknowledged, “these [corporate and municipal bond] markets are decentralized with most trading occurring through broker-dealers that make markets in securities they have underwritten or hold in inventory” and “[t]here is virtually no exchange trading of these bonds.”20 According to the Commission, using data from September 2021, just 7.7% of trading in corporate bonds occurred on ATSs and “a small percentage of corporate bonds are exchange-traded,” meaning that nearly all of the remaining 92.3% of corporate bond trading occurred through inter-dealer markets.21

Although Moment may have previously acquired its inventory position in an Eligible Bond from another dealer or market, this would have occurred in connection with a whole bond execution. The broader market would not be an available market for a fractional interest in a bond (between which Moment could theoretically be interpositioned).

Execution of Marketable Customer Orders (FINRA Rule 5310.01)

All marketable orders from customers in fractional bonds will be executed fully and promptly by Apex by routing such orders to execute against Moment’s quotation. As previously noted, fixed income markets may not always provide two-sided quotations. Because Apex has sought to limit Eligible Bonds to highly liquid bonds, Apex generally expects that there will be quotations available for orders for a fractional interest in such bonds that allows for a full and prompt execution. However, there can be no guarantee that quotations in Eligible Bonds may always be available, and Apex’s attempts to avoid a lack of continuous quotations for Eligible Bonds is made on a best efforts basis.22 As noted, where Apex receives an order for a fractional interest in an Eligible Bond and the limit price is not marketable, Apex will wait until the order becomes marketable before routing.

Best Execution and Debt Securities (FINRA Rule 5310.03)

Apex understands Supplementary Material .03 to FINRA Rule 5310 as primarily designed to acknowledge that fixed income securities frequently may not have quotations, and that, therefore, in considering the “accessibility of a quotation” in achieving best execution (as contemplated by FINRA Rule 5310(a)(1)(D)), FINRA will consider the accessibility of quotations “when quotations are available.” As previously described, Moment provides quotations for Eligible Bonds that are marked-to-market, including when the price at which Moment acquired a position in an Eligible Bond has decreased (such that Moment will have experienced a loss on the bond relative to the price at which it acquired it).

As also noted, Apex understands that Moment examines publicly available quotations on ATSs for Eligible Bonds and the quotations of several dealers to inform its pricing. Given that the Eligible Bonds are liquid bonds, there has been (and Apex continues to expect there will be) sufficient available quotation information to inform Moment’s marked-to-market quotations at the time of execution.

Best Execution and Execution Against a Dealer’s Quotation (FINRA Rule 5310.04)

Supplementary Material .04 to FINRA Rule 5310 generally relieves a firm of its duty of best execution when it is disseminating quotations in the market against which another broker-dealer executes. This provision would apply to Moment in that Apex would route a customer order to execute against Moment’s quotation.

It is incumbent upon Apex, as part of its duty of best execution, to route a customer order for a fractional interest in a bond elsewhere to the extent Apex believes that Moment is not providing the best market for the security. To date, in assessing available markets and conducting its regular and rigorous reviews of execution quality, Apex has not found that routing to Moment has failed to provide best execution to customer orders for fractional interests in bonds.

[19]	See, e.g., Edward Sinclair, et al., Securities Exchange Act Release No. 9115, 1971 WL 120487 (Mar. 24, 1971) (Comm’n op.), aff’d, 444 F2d. 399 (2d Cir. 1971) (order clerk in OTC department of broker-dealer interposed a broker-dealer between his firm and best available market price in return for split of profits with the interposed broker).
[20]	See Reg Best Ex Release, supra n. 18, at 5445. See also FINRA Regulatory Notice 15-46 at 7 (Nov. 2015)(“[M]uch [fixed income] trading still occur[s] primarily through individual dealers.”).
[21]	Reg Best Ex Release, supra n. 18, at 5512.
[22]	Fixed income markets are unlike equities (i.e., NMS stocks) where multiple exchange market makers are required to maintain continuous two-sided quotations for every listed security.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 13

Orders Involving Securities with Limited Quotations or Pricing Information (FINRA Rule 5310.06)

As noted above, Eligible Bonds will be limited to highly liquid debt securities, which Apex described as those bonds “that consistently have micro-lot quotes (i.e., bonds with minimum trading sizes of one bond) for at least a three-week period. Bonds that meet this criterion for 99% of the three-week time period may be considered Eligible Bonds.” As a result, Apex believes that Eligible Bonds will be much more likely than more thinly-traded bonds to have quotation information available to them, primarily from fixed income ATSs.

In any case, the Company believes it is not relevant to emphasize this rule provision in connection with the fractional bond program given that the same challenges in terms of limited quotation information being available would apply to both orders for a fractional interest in a bond as well as any whole bond transaction (including for bonds that are not Eligible Bonds under the program).

In other words, Apex is well-practiced at addressing orders for securities with limited quotations or pricing information available and already maintains written policies and procedures that address how Apex will determine the best inter-dealer market for such securities. Accordingly, the Company believes there is nothing unique on this point with respect to fractional interests in Eligible Bonds, which (as noted) are more likely to have available quotations than more thinly traded bonds available only in whole interests.

(k) Provide your analysis of whether interests in the program are security-based swaps.

A fractional bond interest is not a security-based swap (“SBS”). Rather, it is a fractional interest of the actual bond itself, as detailed above. The definition of a “security-based swap” in Section 3(a)(68) of the Exchange Act23 must first meet the definition of a “swap” set forth in Section 1(a)(47) of the Commodity Exchange Act (“CEA”), which covers, in relevant part, an agreement, contract or transaction which:

“provides on an executory basis for the exchange, on a fixed or contingent basis, of 1 or more payments based on the value or level of 1 or more interest or other rates, currencies, commodities, securities, instruments of indebtedness, indices, quantitative measures, or other financial or economic interests or property of any kind, or any interest therein or based on the value thereof, and that transfers, as between the parties to the transaction, in whole or in part, the financial risk associated with a future change in any such value or level without also conveying a current or future direct or indirect ownership interest in an asset (including any enterprise or investment pool) or liability that incorporates the financial risk so transferred.”24

The “swap” definition also covers an agreement, contract or transaction which “provides for any purchase, sale, payment, or delivery (other than a dividend on an equity security) that is dependent on the occurrence, nonoccurrence, or the extent of the occurrence of an event or contingency associated with a potential financial, economic, or commercial consequence.”25

A fractional interest in a bond does not come within these definitions as it is not an agreement, contract or transaction that transfers the financial risk associated with an underlying bond without also conveying an ownership interest (i.e., a security entitlement) in the bond; rather, a fractional bond interest is a direct ownership interest in the bond itself. It is also not a separate agreement, contract or transaction from the bond itself that references and makes payments based on the occurrence of events or payments with respect to the bond. Any payments made with respect to a fractional bond interest are the result of the holder’s direct ownership.

In the matter of Plutus Financial, Inc., the Commission concluded that contracts that provided synthetic exposure to the price movement of U.S. stocks and ETF shares, including fractional shares thereof, qualified as SBSs.26 However, those contracts were distinguishable from fractional bond interests because, there, the contracts “did not convey to the user any rights, title or interests in the reference asset. Instead, the value of the contract merely tracked the value of the underlying reference asset.”27

Even if a fractional bond interest were viewed to come within the swap definition, it cannot be an SBS because a fractional interest in a bond is a direct ownership interest in the bond itself, and bonds (which are securities, as defined in section 3(a)(10) of the Exchange Act28 and section 2(a)(1) of the Securities Act of 193329 (“Securities Act”)) are expressly excluded from the swap definition under CEA Section 1(a)(47)(B)(vii). Further, an order to purchase a fractional interest in a bond is an order on a fixed basis to purchase a security, subject to the Securities Act and the Exchange Act, which is expressly excluded from the swap definition under CEA Section 1(a)(47)(B)(v).

[23]	15 U.S.C. 78c(a)(68).
[24]	CEA Section 1a(47)(A)(iii).
[25]	CEA Section 1a(47)(A)(ii).
[26]	Plutus Financial Inc., Exchange Act Release No. 89296 (July 13, 2020).
[27]	Id.
[28]	15 U.S.C. 78c(a)(10).
[29]	15 U.S.C. 77b(a)(1).

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 14

Webull Corporation Financial Statements
Note 2. Summary of Significant Accounting Policies
Marketing and Branding, page F-18

2.	We acknowledge your response to prior comment 3. Please respond to the following comments related to your accounting for consideration payable to a customer under ASC 606-10-32-25 through 32-27 and, where appropriate, cite the authoritative literature you rely upon to support your position:

(a) In identifying customers within the scope of this guidance, tell us how you considered ASC 606-10-32-25 and Question 26 of the FASB’s Revenue Recognition Implementation Q&As.

The Company respectfully informs the Staff that it routes platform users’ trading orders to market makers in an agent capacity as it does not buy or resell securities from or to the platform user or market maker. The Company has determined its market makers are customers as it receives payment (i.e., agency fees) for order flow from the market makers. In limited circumstances, the Company charges trading fees to platform users. The Company has identified the following as its customers under the guidance of ASC 606: (i) market makers who pay the Company for order flow, (ii) platform users who pay the Company index option fees, futures contract commissions or fixed income execution fees; and (iii) international platform users who pay trading commissions in certain jurisdictions. The platform users who have been determined to be customers are referred to collectively herein as “Platform User Customers.” Conversely, platform users who do not pay any consideration to the Company are not customers and are referred to herein as “Non-Customer Platform Users.”

The Company’s incentive payments include referral program payments (“Referral Promotion”) and other promotional payments made to platform users which include promotions for opening and funding a new brokerage account (“New User Promotion”) and promotions for depositing additional cash or transferring additional securities (“Existing User Promotion”). Collectively, payments made in connection with these promotions are referred to as “Promotional Payments.” The Company does not make Promotional Payments to its market makers.

The Company notes that Question 26 of the FASB’s Revenue Recognition Implementation Q&As states that “…Most TRG members supported the view that an entity’s customers [when applying the guidance on consideration payable to a customer] include those in the distribution chain and might include a customer’s customer outside of the distribution chain. An entity must identify its customer in each revenue transaction and entities within the distribution chain.” The Company has considered both its customers and potential customers of its customers outside of the distribution chain in evaluating the accounting for its Promotional Payments as follows.

●	Within the Distribution Chain—The Company has determined that market makers and Platform User Customers are its customers within the distribution chain.

●	Outside of the Distribution Chain—The Company has determined that its Non-Customer Platform Users outside the distribution chain are not customers as it simply routes Non-Customer Platform Users’ trading orders to market makers in an agency capacity. The Company acknowledges that an argument could be made that supports the view that the Non-Customer Platform Users are customers of its market makers under ASC 606. Accordingly, the Company has considered the application of the consideration payable to a customer guidance in evaluating the accounting for Promotional Payments made to Non-Customer Platform Users.

(b) In identifying consideration within the scope of the guidance, tell us how you considered Question 25 of the FASB’s Revenue Recognition Implementation Q&As.

The Company notes that Question 25 of the FASB’s Revenue Recognition Implementation Q&As discusses the two interpretations with regard to which payments to a customer are within the scope of ASC 606’s consideration payable to a customer guidance. The interpretations are (A) all consideration payable to a customer should be assessed and (B) only consideration payable to a customer within a contract with a customer (or combined contracts) should be assessed. Question 25 of the Implementation Q&As also indicates that a reasonable application of either interpretation should result in similar financial reporting results. In assessing consideration payable to a customer, the Company has taken the approach to assess all Promotional Payments made to a customer for linkage to a revenue contract and whether Promotional Payments made to platform users represent payments made on behalf of the Company’s customers (market makers). This evaluation considered not only contractual obligations to customers but also any implied promises to provide incentives to our customer’s customer.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 15

(c) You told us that the free stocks given to the platform users do not result in your receipt of a distinct good or service from such platform users. Regarding your referral program outlined on page 175 of your latest amendment, please address the following:

(1) For consideration paid to existing platform users:

(A) Elaborate on why the referral of a new customer/user is not a distinct good/service as contemplated in ASC 606-10-32-25 as it appears that users are valuable to you.

(B) If you believe you have received a distinct good or service, tell us the nature of that good or service and explain whether you can estimate the fair value of that good or service and whether the consideration paid under the program exceeds the fair value of that good or service, consistent with the guidance in ASC 606-10-32-26.

The Company respectfully advises the Staff that the Company, after further analysis of ASC 606, concludes it does receive a distinct service from its platform users who refer new platform users.

Determination of Distinct Service

ASC 606-10-32-25 refers to ASC 606-10-25-18 through 25-22 for guidance on the identification of distinct goods or services. In the context of consideration payable to a customer, application of ASC 606-10-25-19 would result in a conclusion that the good or service is “distinct” if both of the following criteria are met:

●	First Criterion: The Company can benefit from the good or service either on its own or together with other resources that are readily available (that is, the good or service is capable of being distinct).

●	Second Criterion: The platform user’s promise to transfer the goods or services to the Company is separately identifiable from other promises in the contract (that is, the promise to transfer the good or service is distinct within the context of the contract).

The Company benefits from referrals (i.e., a customer acquisition service) with no further action or resources required by the platform user who provided the referral. Moreover, the Company is not solely dependent on its platform users to provide customer acquisitions services as it utilizes multiple other non-customer third-party vendors for customer acquisition services. Therefore, the Company determined the first criterion is met.

The Company’s referral promotions are offered separately from the platform user’s brokerage agreement that governs trading activities. Referral promotions are not linked in any way to the platform user’s brokerage agreement or economically linked to a platform user’s trading activity. They also are not contractually or economically linked to the Company’s agreements with market makers, nor does the receipt of customer acquisition services from platform users affect the Company’s fulfillment of its agency services promised to the market makers. Consequently, the platform user’s promise to provide customer acquisition services is separately identifiable from the Company’s promise to provide agency services to the market maker. Therefore, the Company determined the second criterion is met.

The Company has concluded that both the criteria of ASC 606-10-25-19 (in the context of consideration payable to a customer) are met and therefore the customer acquisition services received from platform users are a distinct service.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 16

Determination of Fair Value

The Company respectfully informs the Staff that the Company contracts with multiple non-customer third-party vendors to provide customer acquisition services as well as monitors its competitors’ referral program offerings. The Company utilizes this information in determining its referral program offerings and payment amounts, and these program offerings are consistent with those offered by our competitors. Thus, the Company has concluded that the referral payments made to its platform users are at fair value. As such, payments related to the Referral Promotion have been recorded as sales and marketing expense and there is no amount in excess of fair value to be recorded against revenue as required under ASC 606-10-32-26.

(2) For consideration paid to new users that become account holders, tell us:

(A) Whether they are required to subsequently contribute additional consideration to their account;

(B) Whether they are required to execute trades on your platform; or

(C) Otherwise whether they are required to purchase any other good or service from you.

The Company respectfully informs the Staff that when a platform user acts on a promotional offer to open and fund a brokerage account and in return receives a promotional payment, there is no requirement for the platform user (1) to contribute additional funds to the brokerage account in the future, (2) to undertake any trading activity on our platform, or (3) to purchase any good or service from the Company or its market makers. In other words, the promotional payment is completely earned by the platform user upon opening and funding the account, and is not contingent on any future actions. The Company notes that new platform users becoming brokerage account holders does not result in them becoming customers of the Company or of the market makers because there are no fees payable, or trading activity required, upon opening and funding a brokerage account.

(d) Regarding the “Other Promotions” outlined at the bottom of page 175 of your latest amendment:

(1) Tell us how these promotions work. Explain what users must do to receive these awards.

The Company’s non-referral promotions fall under the “Other Promotions” category and consist of promotional offers made to new and existing platform users that encourage platform users to take specific actions and in return receive a promotional payment. For example, a platform user may respond to an offer to open and fund a brokerage account or respond to an offer to make an additional deposit or transfer of securities into their existing brokerage account and in return receive a promotional payment for doing so.

●	New User Promotions: These promotions are intended to attract new users to the platform or to incentivize platform users that already have access to certain elements of the platform’s functionality (e.g., charts, paper trading, community network, etc.) but do not have a brokerage account. For New User Promotions, a platform user responds to an offer by opening a brokerage account and initially funding it with a cash deposit or transfer of securities. Once the platform user completes the specific action, the platform user has earned the promotional payment and there is no further requirement on the part of the platform user. Accordingly, the platform user does not become a customer of the Company or the market maker as a result of the promotion.

●	Existing User Promotions: These promotions are intended to increase the amount of platform users’ assets on the Company’s platform by incentivizing platform users to deposit more cash or transfer securities from other third-party brokerages into their Webull brokerage account in return for a promotional payment in cash or shares. These promotions are not linked to any historical trading activity and do not require future trading activity on the part of the platform user. A platform user who has an existing Webull brokerage account may respond to an offer to make an additional deposit or transfer additional assets; for some promotions, the platform user may be required to maintain a certain account balance for an agreed upon period of time in order to qualify for the promotion. Once the platform user completes the specific action, the platform user has earned the promotional payment and there is no further requirement on the part of the platform user. Given there are a number of platforms in our industry, these promotions tend to promote our reputation and strengthen our customer relationships to improve the retention rate of our platform users. Customers who transfer additional cash can either park their idle cash and earn interest income or use it for trading. Customers who transfer additional securities have the following options: (i) park their securities in the brokerage account and have dividends collected or reinvested, (ii) participate in securities lending or (iii) utilize as collateral for margin trading. Ultimately, the choice is up to the platform users. The Company does not incentivize a particular future activity of the platform user and the promotions do not directly result in any revenue generating transactions for the Company or the market makers. In some cases, promotions may result in the Company earning interest income that is outside the scope of ASC 606.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 17

The Company’s promotional payments may consist of cash or shares (whole or fractional) depending on the terms of the promotion. Once a platform user completes the required action, the platform user receives the promotional payment within their brokerage account. As discussed above, for both new and existing user promotional payments, they are not determined based on past or future trading activity and are not linked to the platform user’s brokerage agreement or future trading activity. Once the platform user completes the required action, the promotional payment is not contingent on any future action on the part of the platform user. In other words, there is no requirement for the platform user to make any trades on the platform or to purchase any other goods or services in order to receive and benefit from the promotional payment.

(2) For each period presented in your filing, tell us how much of your marketing and branding expenses relate to these programs. In your response tell us separately the amounts of cash and free stock paid under these programs.

The following table presents the non-referral related promotional payments made to Platform User Customers and Non-Customer Platform Users. As mentioned above, platform users becoming account holders by means of acting on New User Promotions does not result in them becoming customers of the Company or market makers because there are no fees payable, or trading activity required, upon opening and funding a brokerage account. Therefore, New User Promotions have been presented within the Non-Customer Platform User section of the below table.

	Other Promotional Payments Made
	Platform User Customers
	For the Three Months Ended March 31, 2024			For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	Cash	Stock	Total	Cash	Stock	Total	Cash	Stock	Total

Existing User Promotion	$955,646	$93,811	$1,049,457	$162,338	$342,140	$504,478	$104,832	$427,278	$532,110

	Non-Customer Platform Users
	For the Three Months Ended March 31, 2024			For the Year Ended December 31, 2023			For the Year Ended December 31, 2022
	Cash	Stock	Total	Cash	Stock	Total	Cash	Stock	Total
New User Promotion	$200,396	$914,275	$1,114,671	$1,823,799	$12,514,003	$14,337,802	$770,824	$10,000,741	$10,771,565
Existing User Promotion	$1,570,113	$2,114,182	$3,684,295	$796,316	$7,984,372	$8,780,688	$539,188	$13,583,921	$14,123,109
Total	$1,770,509	$3,028,457	$4,798,966	$2,620,115	$20,498,375	$23,118,490	$1,310,012	$23,584,662	$24,894,674

(3) Explain why consideration paid under these promotions is not a reduction of revenue as either consideration payable to your customer or as consideration paid to someone in the distribution channel of your customer.

The Company respectfully refers the Staff to the response 2(e) below.

(e) For consideration paid under the programs/promotions above, tell us whether your market maker customers are aware of the consideration paid under these programs and whether they have a reasonable expectation that you are granting a price concession to your users.

Platform User Customers

The Company respectfully informs the Staff that in identifying the population of “customers” to include within this category, the Company considered any platform user that paid a fee to the Company at any time in the past; in other words, a platform user who received promotional payment is considered a customer if they paid a fee to the Company in 2022 but not in 2023 and 2024. Although the Company did not record the cost of Existing User Promotions as a reduction of revenue, the Company notes that the cost of Existing User Promotions is not material to the financial statements.

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 18

Non-Customer Platform Users

The Company evaluated whether it has an implied promise to make Promotional Payments to Non-Customer Platform Users on behalf of the market makers. As part of this evaluation, the Company considered whether these promotions are reasonably knowable to the market makers—i.e. whether a benefit of the promotion is visible to the Company’s market makers such that they are reasonably aware that the Company’s customers are receiving benefits on purchases and therefore has a reasonable expectation that incentives will be provided to the Company’s customer.

As discussed earlier in our response, the only actions required to earn payments related to the New and Existing User Promotions is to open and fund an account or to transfer balances/securities to the Company—these actions do not result in the platform users becoming customers of the market makers or undertaking trading activity. In addition, the New and Existing User Promotions are not linked in any way to historical trading activity, they do not incentivize the platform users to make trades (i.e. to undertake any revenue generating activities for the market maker) or to purchase any goods or services from the Company. Consequently, the Company has concluded that we do not have an implied promise to the market makers related to the New and Existing User Promotions as the Non-Customer Platform Users may never become the market makers’ customer and the platform users are not receiving benefits on purchases.

In reaching this conclusion, the Company considered whether the New and Existing User Promotions are reasonably knowable to the market makers. The Company acknowledges that some of our promotions are made public through our website and other third-party platforms and therefore are visible to the market makers. However, we do not believe the market makers have a reasonable expectation that the Company is providing price concessions to the platform users on their behalf for the following reasons: (i) the platform user receiving the promotion may not be a customer of the market makers (e.g. has a funded account but does not undertake any trades) and may never become a customer of the market makers; (ii) through visibility into the terms of the promotion, the market maker is aware that the platform user does not receive any benefits related to trading transactions and therefore is not being incentivized to make trades; and (iii) since the promotion payment is not linked to trading activity or any transactions with the market maker, it would not be viewed as a payment made on their behalf. It is common practice across deposit-taking and brokerage entities to offer new and existing customers (or users) incentives to open and fund a new account or to transfer balances. Offering these types of promotions is necessary for the Company to be competitive in the industry and not doing so would result in off-market offerings—in other words, these promotions are viewed as standard industry practice rather than incentivizing increased trading activity. In addition, the agreements between the Company and the market makers do not contain a contractual requirement for the Company to make promotional payments or offer promotions to its platform users. Furthermore, the Company routes a platform user’s order to market makers based upon best order execution, and the Company utilizes multiple market makers (not dependent on a single market maker).

Based on this analysis, the Company concluded that the New and Existing User Promotions do not represent payments being provided to platform users on behalf of a market maker and therefore the consideration payable to a customer guidance is not applicable to these Other Promotions offered to Non-Customer Platform Users. As a result, it is appropriate for the payments related to these promotions to be recognized as sales and marketing expense.

*           *           *

Division of Corporation Finance Securities and Exchange Commission October 18, 2024 Page 19

If you have any questions regarding the Company’s responses, please feel free to contact me at christian.nagler@kirkland.com or by telephone at +1 212 446 4660.

Thank you for your time and attention.

Very truly yours,

/s/ Christian O. Nagler, P.C.
Christian O. Nagler, P.C.

cc:	H. C. Wang, Chief Financial Officer, Webull Corporation
Benjamin James, Esq., General Counsel, Webull Corporation
Richard Chin, Chief Executive Officer, SK Growth Opportunities Corporation
Derek Jensen, Chief Financial Officer, SK Growth Opportunities Corporation
Robert G. Day, Esq., Wilson Sonsini Goodrich & Rosati
Ethan Lutske, Esq., Wilson Sonsini Goodrich & Rosati
Lianna C. Whittleton, Esq., Wilson Sonsini Goodrich & Rosati
Cionie Lopez, Partner, KPMG LLP
Fatema Raza, Partner, WithumSmith+Brown, PC